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                                                                    Exhibit 20.1

FOR IMMEDIATE RELEASE

CONTACTS:
Kevin Theiss                                                    Vivian Liu
Rubenstein Investor Relations                                   NexMed, Inc.
212-843-8096                                                    609-208-9688
Ktheis@rir1.com                                                 Nexmedla@aol.com

              NEXMED ANNOUNCES AGREEMENTS FOR THE SALE OF ITS CHINA
                  MANUFACTURING OPERATIONS AND THE LICENSING OF
                   ITS PROPRIETARY TOPICAL TREATMENTS FOR ASIA

Robbinsville, NJ, April 13, 1999 -- NexMed, Inc. (OTC BB: NEXM) announced today that it has entered into an agreement with a Hong Kong based investment group, pursuant to which NexMed would sell its Asian operations, including the 70% owned joint venture in China. Pending final completion of the transaction, the Company would receive total proceeds of $4 million.

Under the terms of the agreement, the purchase price would be paid as $2,000,000 in cash by April 28, 1999, and two promissory notes each for $1,000,000, due on November 12, 1999 and June 30, 2000, respectively. The Company would grant the buyer warrants to purchase 2,000,000 shares of the Company's common stock at $2.50 and $3.00 per share, depending on whether the warrant is exercised before or after June 30, 1999. The Company would pay a commission of six percent on the anticipated $4 million in proceeds and warrants to purchase 200,000 shares of the Company's common stock at $3.00 per share to a local investment consulting firm. The sale is conditioned on the timely payment of the $2,000,000 in cash by the buyer, absent of an extension by the Company. Failure to do so would render the transaction null and void.

In conjunction with the sale, the Company would enter into a license agreement with the buyer. Under the terms of this agreement, the buyer would have the exclusive right in China and Asian Pacific countries to manufacture and market the Company's erectile dysfunction (impotence) treatment cream and four other of the Company's products under development. The Company would enjoy royalty payments for 10 years on product sales in the territory, and supply on a cost plus basis, the essential NexACT enhancers for the formulation and production of the Company's proprietary topical treatments. During the next 12 months, Dr. Joseph Mo, the Company's President and C.E.O., would remain active in the management of the China operations and the Company would be compensated for his time and expenses. No additional terms were disclosed.

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NEXMED, INC.
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Dr. Mo commented, "This transaction when completed, will substantially reduce our financial liabilities, and enable us to concentrate our resources on our U.S. development programs. Initiating and completing Phase II clinical studies on the Alprox-TD impotence cream in the U.S. has become our primary objective. The markets in the U.S. and Europe represent a significant share of the worldwide potential, and NexMed must focus on them for its development and growth. The Company has generated valuable clinical data in China that is crucial for the ongoing discussions with potential partners who can assist us in developing the Alprox-TD cream to its full global potential."

The Company has recently completed in China, Phase III clinical trials on its topical cream treatment for male erectile dysfunction, and filed in January 1999, a New Drug Application based on an overall 75% efficacy rate with the China State Drug Administration. As and when approved for sale, the product will be marketed and distributed in China under the trademark name, Befar.

NexMed, Inc., an emerging international pharmaceutical and medical company, is developing 1) Alprox-TD and Femprox, topically-applied treatments for male and female sexual dysfunction; 2) Viratrol, a non-invasive, hand-held device for treating oral and genital herpes; 3) other topical applications based on the NexACT transdermal drug delivery system.

   ALPROX-TD, FEMPROX, NEXACT, VIRATROL, BEFAR ARE TRADEMARKS OF NEXMED, INC.

STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT: WITH THE EXCEPTION OF THE HISTORICAL INFORMATION CONTAINED IN THIS RELEASE, THE MATTERS DESCRIBED HEREIN CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES THAT MAY INDIVIDUALLY OR MUTUALLY IMPACT THE MATTERS HEREIN DESCRIBED, INCLUDING BUT NOT LIMITED TO PRODUCT DEVELOPMENT AND ACCEPTANCE, MANUFACTURING, COMPETITION, REGULATORY AND/OR OTHER FACTORS, WHICH ARE OUTSIDE THE CONTROL OF THE COMPANY.

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